SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                       -----------------------------


                                SCHEDULE 13D

                      UNDER THE SECURITIES ACT OF 1934

                            (Amendment No. ___)

                          SS&C Technologies, Inc.

                              (Name of Issuer)

                                Common Stock

                       (Title of Class of Securities)

                                 85227Q100

                               (CUSIP Number)

                              Robert C. Shepro
                         Shepro Braun Systems, Inc.
                               30 West Monroe
                                 Suite 300
                          Chicago, Illinois 60603
                               (312) 443-1316

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 31, 1997
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]

CUSIP No.:  85227Q100                    13D

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             ###-##-####
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
                                                             (b)  [  ]
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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*  OO

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            701,920 shares of Common Stock
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             701,920 shares of Common Stock
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       701,920 shares of Common Stock
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       IN
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                                                             Page 2 of 5 Pages

ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, $.01 par value per share ("Common Stock") of SS&C Technologies, Inc., a Delaware corporation ("Issuer") with its principal executive office located at Corporate Place, 705 Bloomfield Avenue, Bloomfield, Connecticut, 06002.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)-(c) This statement is being filed by Robert C. Shepro, ("Mr. Shepro"), whose business address is 30 West Monroe, Chicago, Illinois 60603. Mr. Shepro is the President of Shepro Braun Systems, Inc., an Illinois corporation, whose business address is 30 West Monroe, Chicago, Illinois 60603. Mr. Shepro is also Senior Vice President of Issuer.

         (d) During the last five years, Mr. Shepro has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Shepro has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Shepro is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 31, 1997, the Issuer merged with and into Shepro Braun Systems, Inc. In accordance with the terms of such merger, Mr. Shepro's shares of stock in Shepro Braun Systems, Inc. were converted into 701,920 shares of Common Stock of Issuer, $.01 par value per share, and the shares of stock in Shepro Braun System, Inc. owned by Mr. Shepro's wife, Linda A. Shepro ("Ms. Shepro"), also an employee of Issuer, were converted into 144,230 shares of Common Stock of Issuer, $.01 par value per share. Mr. Shepro disclaims beneficial ownership of the Common Stock of Issuer held by Ms. Shepro. There is not a voting agreement or other formal arrangement between Mr. Shepro and Ms. Shepro with respect to the power to vote, direct the vote, share the vote, or the power to dispose or direct the disposition of the Common Stock of Issuer.


                                                     Page 3 of 5 Page

ITEM 4.           PURPOSE OF TRANSACTION.

         The acquisition of Common Stock reported herein is for investment purposes. Subject to contractual and legal restrictions contained in that certain Agreement and Plan of Merger, dated December 31, 1997, Mr. Shepro may, at any time and from time to time, purchase additional Common Stock and may dispose of any and all Common Stock held by him. Mr. Shepro may, at any time and from time to time, engage in business dealings with the Issuer, including, but not limited to, joint investments and/or financing arrangements. Notwithstanding the foregoing, the reporting persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) On December 31, 1997, Mr. Shepro acquired 701,920 Common Stock representing approximately 5.1% of the Common Stock outstanding as of December 31, 1997.

         (b) none

         (c) In the past 60 days, Mr. Shepro effected no transactions of Common Stock of Issuer.

         (d) none

         (e) none

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number          Description
-------         -----------

1.              Agreement and Plan of Merger
2.              Escrow Agreement
3.              Employment Agreement

                                                        Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1998

                                                ROBERT C. SHEPRO

                                                /s/ Robert C. Shepro
                                               ---------------------------


                                                          Page 5 of 5 Pages